

11016577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 A PART III revised

SEC FILE NUMBER
8-065772 8-66421

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 08 2011 REGISTRATIONS BRANCH 11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCP, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

128 S. Tryon Street, Suite 1700
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Hoff 704-332-2710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

7725 Ballantyne Commons Pkwy, Ste 103 (Address) Charlotte (City) NC (State) 28277 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Hoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCP, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
TCP, LLC
Charlotte, NC

We have audited the accompanying balance sheet of TCP, LLC (a North Carolina Limited Liability Company) as of December 31, 2010 and 2009 and the related statements of operations, member equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCP, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 10-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vance Flouhouse & Garges PLLC

Charlotte, NC
February 17, 2011

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

TCP, LLC

BALANCE SHEET

December 31,

	2010	2009
ASSETS		
Cash and cash equivalents	$ 42,499	$ 11,109
Accrued expenses	-	-
Total assets	$ 42,499	$ 11,109
LIABILITIES AND MEMBER EQUITY		
Accounts payable	$ 32,843	$ 1,913
Total liabilities	32,843	1,913
Member equity	$ 9,656	$ 9,196
Total liabilities and member equity	$ 42,499	$ 11,109

See notes to financial statements

TCP, LLC

STATEMENT OF OPERATIONS

For the years ended December 31,

	2010	2009
Fee income	$ 12,286,126	$ 205,000
Interest income	199	5
	12,286,325	205,005
Consulting services	12,081,510	-
Dues and subscriptions	56,477	5,290
Licenses and permits	-	150
Advertising	200	100
Professional fees	35,625	4,463
Office expense	493	38
Management fee	6,000	6,000
	12,180,865	16,041
Net income (loss)	$ 105,460	$ 188,964

See notes to financial statements

TCP, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

For the years ended December 31,

	2010	2009
Balance at beginning of year	$ 9,196	$ 7,832
Net income (loss)	105,460	188,964
Capital contributions	5,000	4,000
Capital distributions	(110,000)	(191,600)
Balance at end of year	$ 9,656	$ 9,196

See notes to financial statements

TCP, LLC

STATEMENT OF CASH FLOWS

For the years ended December 31,

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 105,460	$ 188,964
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable	-	-
Increase (decrease) in:		
Accrued expenses	30,930	1,913
Net cash provided by (used in) operating activities	136,390	190,877
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distributions	(110,000)	(191,600)
Capital contributions	5,000	4,000
Net cash provided by (used in) financing activities	(105,000)	(187,600)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	31,390	3,277
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,109	7,832
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 42,499	$ 11,109

See notes to financial statements

TCP, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

TCP, LLC (the Company), a wholly owned subsidiary of Triarch Partners, LP, was organized under the laws of North Carolina in 2003, and conducts its operations in Charlotte, North Carolina. The company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA, formerly NASD).

Cash and Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company.

NOTE B – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of NASD, the Company is subject to the SEC's Uniform Net Capital Rule which requires the maintenance of minimum net capital. The Company does not carry customer accounts and therefore is only required to have minimum net capital (as defined) of $5,000. Net capital at December 31, 2010 and 2009 was $9,390 and $8,968, respectively.

NOTE C – RELATED PARTY TRANSACTIONS

Management fees (including rent) paid to the parent company, Triarch Partners, LP was $6,000 for the years ended December 31, 2010 and 2009.

SUPPLEMENTAL INFORMATION

TCP, LLC

COMPUTATION OF NET CAPITAL

December 31,

	2010	2009
COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$ 9,656	$ 9,196
Deduct ownership equity not allowable for net capital	-	-
Total ownership equity qualified for net capital	9,656	9,196
Liabilities subordinated to claims of general creditors	-	-
Total nonallowable assets (Central Registration Depository and Prepaids)	266	228
Net capital	$ 9,390	$ 8,968
COMPUTATION OF NET CAPITAL REQUIREMENT		
(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ -	$ -
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries	5,000	5,000
Net capital requirement (greater of A or B above)	5,000	5,000
Excess net capital	4,390	3,968
Excess net capital at 1000% (Net capital less 10% of total aggregate indebtedness)	$ 9,390	$ 8,968
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness (Accounts payable)	-	-
Percentage of aggregate indebtedness to net capital	0.00%	0.00%

See notes to financial statements

TCP, LLC
FYE 12/31/10

Oath/Affirmation of Truthfulness

TCP, LLC is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

The financial statements and computations of Net Capital for the period ending December 31, 2010 included herein are prepared according to Generally Accepted Accounting Principles and are true and correct.

TCP, LLC
FYE 12/31/10

Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

TCP, LLC did not carry any balances for customers as of December 31, 2010 or at any time during the year from January 1, 2010 through December 31, 2010 and is therefore exempt from this computation requirement.

TCP, LLC claims exemption from this requirement based on Rule 15C3-3(k)(2)(i).

TCP, LLC
FYE 12/31/10

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

TCP, LLC did not hold any fully paid or excess margin securities for customers as of December 31, 2010 or at any time during the year from January 1, 2010 through December 31, 2010 and this requirement for information is therefore not applicable.


V F
&G

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

TCP, LLC
FYE 12/31/10

SEC Rule Section 240.17a-5(j) – Accountant's Report on Material Inadequacies

Under SEC Rule 17a-5(j) and 17a-5(g), no material inadequacies were found to exist at TCP, LLC as the result of our audit for the year ended December 31, 2010.

As stated in our Independent Auditor's Report, the financial statements of TCP, LLC including the computation of aggregate indebtedness and net capital under 17a-3(a)(11) were presented in accordance with generally accepted accounting principles.
SEC Rule 17a-5(g)(1)(i).

No securities were held by TCP, LLC at December 31, 2010 and TCP, LLC was in compliance with SEC Rule 17a-5(g)(1)(ii), (iii) and (iv)

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 17, 2011

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com



VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

TCP, LLC

FYE 12/31/10

SEC Rule 17a(d)(4) – Reconciliation Statement

TCP, LLC is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

No material differences exist between TCP, LLC's audited Net Capital computation under SEC Rule 15c3-1 and its Focus IIA quarterly filing under 17a-5(a).

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 17, 2011

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com



VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

TCP, LLC

FYE 12/31/10

SEC Rule 17a-5(e)(4) – Schedule of Assessments and Payments
to the Securities Investor Protection Corporation (SIPC)

To the Board of TCP, LLC
Charlotte, NC 28203

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by TCP, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating TCP, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

TCP, LLC's management is responsible for the TCP, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

This note shall serve as a supplemental report to the 12/31/10 audit report of TCP, LLC.

Varner Stonehouse & Hayes PLLC

Charlotte, North Carolina
February 17, 2011

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION

TCP, LLC

DECEMBER 31, 2010

TCP, LLC

TABLE OF CONTENTS




Financial Industry Regulatory Authority

BY CERTIFIED MAIL 7001 2510 0001 2822 8762

March 7, 2011

Jeffrey Hoff, Managing Director
TCP, LLC
128 S. Tryon Street
Suite 1700
Charlotte, NC 28202

RE: TCP, LLC CRD# 131107

Dear Mr. Hoff:

This acknowledges receipt of your December 31, 2010 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Act (SEA) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. SIPC Supplemental Report
2. Statement of cash flows
3. Statement of changes in stockholder's equity

Based on the above, your filing does not comply with the requirements of the Rule. To that end, we urge you to review the Rule with your independent accountant as soon as possible.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC Regional District Office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **March 21, 2011**. Please contact me with any questions.

Sincerely,

Ger Corcimiglia
Regulatory Coordinator

Enclosure: Form X-17A-5 Part III Facing Page

cc: Rhea Kemble Dignam, Atlanta Regional Director
Securities and Exchange Commission
3475 Lenox Rd NE, Suite 1000 Atlanta, GA 30326

Vance Flouhouse & Garges, PLLC
7725 Ballantyne Commons Pkwy, Suite 103
Charlotte, NC 28277

Jeff Hoff

From: Corcimiglia, Ger [Ger.Corcimiglia@finra.org]
Sent: Wednesday, March 23, 2011 12:44 PM
To: Jeff Hoff
Subject: RE: Letter Dated March 7, 2011

Jeff,

Thank you for the follow-up. If you could please respond by March 31, that would be appreciated.

Mrs. Ger Corcimiglia
Senior Regulatory Coordinator
Financial Industry Regulatory Authority (FINRA)
One Securities Centre, Suite 500
3490 Piedmont Road, N.E.
Atlanta, GA 30305
Office: (404) 239-6157
Fax: (404) 237-9290
email: ger.corcimiglia@finra.org

From: Jeff Hoff [mailto:jhoff@triarchpartners.com]
Sent: Wednesday, March 23, 2011 10:52 AM
To: Corcimiglia, Ger
Cc: 'Jennifer Shoffner'; Brett Bond
Subject: Letter Dated March 7, 2011

Ger,

I wanted to let you know that we just received your letter dated March 7, 2011 today. The letter requires a response by March 21, 2011 which we will obviously not be able to comply. The letter indicates that our accounting firm, Vance, Flouhouse & Garges, PLLC received a copy of this letter. I have a call into them to discuss and we will provide the requested materials to the required parties as soon as possible. After I have had an opportunity to speak with the accountants I will advise you of a specific date.

Please let me know if this is acceptable.

Regards,
Jeff

Jeffrey H. Hoff
Managing Director
Triarch Partners, LP
128 South Tryon St., Suite 1700
Charlotte, NC 28202
jhoff@triarchpartners.com
704.332.2710 x7
704.973.4851 (direct)
704.332.2711 (fax)
704.237.5789 (mobile)
http://www.triarchpartners.com

Triarch
Partners